SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2008

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: January 10, 2008

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[LANOPTICS LOGO]        LANOPTICS LTD.
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com  E.Mail: dror@lanoptics.co.il
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CONTACT:
Ehud Helft / Ed Job
CCGK Investor Relations
info@gkir.com / ed.job@ccgir.com
Tel: (US) 1 866 704 6710 / 1 646 213 1914

FOR IMMEDIATE RELEASE

                  LANOPTICS' TRADING SYMBOL WILL CHANGE TO EZCH
                            STARTING JANUARY 17, 2008

     Yokneam, Israel, January 10, 2008 - LanOptics Ltd. (NASDAQ: LNOP), a provider of Ethernet network processors, announced that effective January 17, 2008, the Company's shares will be traded under the ticker symbol EZCH, as opposed to its previous trading symbol of LNOP. As previously announced, on January 4, 2008, LanOptics' ordinary shares began trading on the NASDAQ Global MarketSM.

     The change in the Company's ticker symbol will coincide with the completion of the last major step in LanOptics' acquisition of substantially all of the outstanding share capital of EZchip Technologies Ltd, as announced January 3, 2008. LanOptics' business consists exclusively of the business of EZchip, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. Following LanOptics' completion of the acquisition of EZchip shares held by the last two principal minority shareholders, LanOptics will hold approximately 99% of the outstanding shares of EZchip and approximately 89% of EZchip on a fully diluted basis, taking into account EZchip options held by current and former employees.

     "The share acquisition, culminating in this symbol change, is the last major step in achieving our long term goal to acquire full control of EZchip," commented Eli Fruchter, CEO of EZchip. "Moving into 2008, LanOptics is well positioned under the new, simplified holding structure to continue its growth and performance, building on the strong execution evident throughout 2007. We look forward to continuing to develop our premier portfolio of network processors, serving the top global networking vendors in 2008 and beyond."

ABOUT LANOPTICS

     LanOptics' business consists exclusively of the business of EZchip, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on LanOptics and EZchip, visit the web site at http://www.ezchip.com.

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THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY PREDICTIONS BASED ON LANOPTICS' CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE LANOPTICS' ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN LANOPTICS' FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO LANOPTICS' SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED ON MARCH 30, 2007 AND ITS CURRENT REPORTS ON FORM 6-K. LANOPTICS UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

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